March 17, 2015

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos, Senior Special Counsel, Office of Mergers & Acquisitions

Re:	Myers Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
PREC14A filing made on March 9, 2016 by Myers Industries Inc.
File No. 001-08524

Dear Mr. Panos:

Myers Industries, Inc. (“the Company”) submits in electronic form for filing the accompanying Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) of the Company reflecting changes from the Preliminary Proxy Statement (File No. 001-08524) as initially filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2016. Set forth below is the Company’s response to the comments with respect to the Proxy Statement contained in the letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Commission, dated March 15, 2016, (the “Comment Letter”). Amendment No. 1 revises the disclosure in the original filing of the Proxy Statement to respond to the Staff’s comments in the Comment Letter.

For your convenience, we have repeated the comment of the Staff in bold face type as set forth in the Comment Letter, and provided below the comment is the Company’s response.

PREC14A filing made on March 9, 2016

1.	Please revise the proxy statement and form of proxy to include the disclosure required by Rule 14a-6(e)(1), or advise. The letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101

Response: The heading marking the Proxy Statement as “Preliminary Copy – Subject to Completion” is now included on page 1 of the Proxy Statement.

2.	We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or

Securities and Exchange Commission

March 17, 2016

not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated

Response: The Company is utilizing the “Full-Set Delivery Option” under Rule 14a-16(n) in order to comply.

3.	Rule 14a-6(d) requires that the preliminary proxy statement contain a statement indicating the estimated release date of the definitive proxy statement to security holders. At present, a statement suggesting the proxy statement will be affirmatively mailed to shareholders appears in the Notice of the Annual Meeting as distinguished from the preliminary proxy statement itself. Please revise or advise.

Response: The Proxy Statement has been revised to specifically reference that it is the definitive proxy statement that will be mailed to shareholders. The Proxy Statement has been revised on page 2 to reflect this change.

Voting for Proposals and Proxy Voting, pages 2-3

4.	The quasi-tabular presentation indicates, in the narrative relating to Proposal 1, that broker non-votes will exist. Accordingly, brokers appear to be entitled to vote uninstructed shares with respect to this proposal. Under NYSE Rule 452, and the more recent interpretations thereof, however, all matters presented on the proxy card with respect to a contested proxy solicitation are not routine and accordingly, brokers may not exercise their discretionary authority to vote the shares they hold. Disclosure at page three indicates, however, that shares cannot be voted absent the transmission of instructions to a broker, bank or other nominee. Please confirm the accuracy of the existing disclosure by providing us with written affirmation the statement cited from page two of the issuer’s proxy statement is correct, and reconcile it with the disclosure appearing on page three, or revise the disclosure accordingly

Response: We have revised Proposal 1 to state that broker non-votes will not be considered to have been voted for or against a director nominee. The Proxy Statement has been revised on page 1 to reflect this change.

Notice of Other Potential Nominees, page 9

5.	Please confirm that Myers Industries will revise its preliminary or file a supplement to its definitive proxy statement to include any disclosures required by Items 4(b) and 5(b) to the extent not already provided in the event GAMCO files a preliminary proxy statement.

Response: The Proxy Statement has been revised to include the information required in 5(b) on p. 42 and in Annex A. No participant has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). The information required by Item 4(b) has already been provided.

Securities and Exchange Commission

March 17, 2016

Proposal No. 3 – Advisory Vote to Approve Executive Compensation

6.	Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

Response: The Proxy Statement has been revised to include a statement that the current frequency of shareholder advisory votes on executive compensation is annually and that the next say-on-pay vote will be held at the 2017 Annual Meeting. The Proxy Statement has been revised on page 37 to reflect this change.

Copy of the Form 10-K, page 44

7.	Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Form 10-K appears to be conditioned upon the receipt of a shareholder request for delivery.

Response: The Company utilizes the full set delivery option, delivering the Annual Report on Form 10-K and our Annual Report along with the Proxy Statement. The Proxy Statement has been revised on page 43 to clarify our making an additional copy available.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (330) 761-6272 or Megan Mehalko, at (216) 463-4487.

Sincerely,

/s/ R. David Banyard

R. David Banyard

cc: Megan Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP